COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

DECEMBER 31, 2017

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

DECEMBER 31, 2017

CONTENTS







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Professional Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Dr., Suite 4040
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Edwards, Jr. (646) 804-7930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, John W. Edwards, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Professional Services, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AVA LEILANI DEGORI
NOTARY
NO. 01DE6291315
QUALIFIED IN
QUEENS COUNTY
PUBLIC
STATE OF NEW YORK

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A copy of the Review Report of Independent Registered Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON STATEMENT OF FINANCIAL CONDITION

To the Member of
Compass Professional Services, LLC
Chicago, IL

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Compass Professional Services, LLC (the Company), an Illinois Limited Liability Company, as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as Compass Professional Services, LLC's auditor since 2005.
Chicago, IL

February 21, 2018

3

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 5,227,445
Due from clearing broker, net	60
Accounts receivable	449,028
Fixed assets, net	2,683
	$ 5,679,216

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable	$ 501,724
Short-term loans payable	1,600,000
	2,101,724
Member's capital	3,577,492
	$ 5,679,216

See Notes to Statement of Financial Condition

1. Organization:

    Compass Professional Services, LLC (the Company) was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004. The Company was purchased by Volant Holding LLC, (the Member) from John P. LaRocque and Daniel B. Asher (the Former Members) on October 31, 2017. The Company is in the business of Clearing Member Transfer Agreements, which allows for the Company's customers to execute options transactions using the Company as the clearing member, upon which the Company transfers those positions to the customer's clearing member that holds its positions, facilities management, order routing, and executing brokerage and options transactions on the below-listed exchanges. On February 20, 2018, the Company changed its name to Volant Execution, LLC.

    The Company is a member of the following exchanges: BOX Options Exchange (BOX), Bats BZX Exchange, Bats EDGX Exchange, C2 Options Exchange, Chicago Board Options Exchange (CBOE), MIAX PEARL, Miami International Securities Exchange (MIAX), NYSE American (AMEX), NYSE Arca (ARCA), Nasdaq BX, Nasdaq NQX, Nasdaq GEMX, Nasdaq ISE, Nasdaq MRX, and Nasdaq PHLX, as well as a member of the Options Clearing Corp. (OCC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies:

    The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of the Company's financial condition.

    The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

    Fixed assets are stated at cost less accumulated depreciation and amortization. Fixed assets are depreciated over their estimated useful lives ranging from 3-5 years, using the 200% double declining method.

    At December 31, 2017, fixed assets are comprised of the following:

Computers	$36,450
Software	1,732
Accumulated depreciation and amortization	(35,499)
Net book value	$ 2,683

2.   Significant Accounting Policies - continued:

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2017, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

At December 31, 2017, $4,333,290 in cash was pledged to the Options Clearing Corporation. The Company may be required to pledge additional funds in the future to satisfy the Options Clearing Corporation's collateral requirements.

The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance.   Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2017, there was no balance in the allowance for doubtful accounts.

The Company is not liable for federal income taxes as it is considered a disregarded entity for federal tax purposes. The Member recognizes the Company's income or loss on its tax return. The Company was subject to Illinois Replacement Tax prior to the change in control. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset, respectively, in the current year. For the year ended December 31, 2017, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2014.

Amounts payable, if any, to the clearing broker are collateralized by cash held with the clearing broker. See Note 3.

Management has evaluated subsequent events through February 21, 2018, the date on which the statement of financial condition was available to be issued. See Note 11.

3.   Due from/to Clearing Broker:

The balance due from/to the clearing broker generally includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker. The Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due from/to the clearing broker at December 31, 2017 consisted of cash/margin accounts totaling a net receivable balance of $60.

4.   Fair Value of Financial Instruments:

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information may be available. For other assets and liabilities, observable market transactions and market information may not be available. However, the objective of a fair value measurement is in both cases the same – to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions.

The three levels of inputs that are used to measure fair value are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Unobservable inputs for the asset or liability.

5.   Guarantees:

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

6.   Concentration of Credit Risk:

The Company does not proprietarily trade securities for its own accounts; however, if in the course of executing customer transactions an error is made, it is cleared through Goldman, Sachs and Co., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Subordinated Debt with Related Parties:

The Company had entered into satisfactory subordination loan agreements under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934 with affiliated parties. The proceeds of these loans were used by the Company almost entirely without restriction, and the claims of the lenders of these agreements were irrevocably subordinate to all claims of all other present and future creditors of the Company. Pursuant to Rule 15c3-1, the Company was permitted to treat the amount of the debt as non-aggregate indebtedness liability and add the amount back to net capital. The interest rate on these loans was the prime rate plus 5%. At December 31, 2017, all subordinated debt had been repaid in full.

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2017, the Company had net capital of $3,318,697, which was $3,218,697 in excess of its required net capital.

9. Related Party Transactions:

a) Accounts Receivable:

Accounts receivable includes receivables of $3,332 from various affiliates.

b) Short-term Loans Payable:

The Company has a $3,500,000 revolving loan agreement with Volant Holding, LLC. Notes drawn under the loan agreement are payable on demand, with interest due from time to time at the prime rate plus .5%. Prior to the change in ownership, the Company entered into separate $1,000,000 revolving loan agreements with Daniel Asher Trust and John LaRocque Venture Trust. Notes drawn under the agreement were payable on demand, with interest due from time to time at the prime rate plus 5%.

10. Commitments and Contingencies:

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel that the resolution of these claims and matters will not result in any material adverse effect upon the Company's financial condition.

11.   Subsequent Events:

Subsequent to December 31, 2017, the Company had no capital withdrawals.



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: **(312) 782-4710**
FAX: **(312) 782-4711**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

To the Member of
Compass Professional Services, LLC
Chicago, IL

We have reviewed management's statements, included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which (1) Compass Professional Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Compass Professional Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Compass Professional Services, LLC stated that Compass Professional Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Compass Professional Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compass Professional Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 21, 2018

10

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason Basso and Farber, LLP
150 North Wacker Drive,
Suite 3100
Chicago, IL 60606

Compass Professional Services, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, management states the following:

1. Compass Professional Services, LLC claimed an exemption from 17 C.F.R. Sec. 240.15c3-3 under the following provisions of 17 C.F.R. Sec. 240.15c3-3 (k): (2)(ii).

2. Compass Professional Services, LLC did not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore, was exempt from the requirements of the SEC's Customer Protection Rule.

3. Compass Professional Services, LLC has met the requirements of the exemptive provisions referred to above for the year ended December 31, 2017, without exception.

4. Compass Professional Services, LLC has disclosed to you any regulatory examinations or correspondence with the SEC or its designated examining authorities concerning its compliance with the exemptive provisions.

5. All subsequent events through the date of the report of independent registered public accounting firm on consolidated financial statements that could have a material effect on Compass Professional Services, LLC's assertions contained herein have been disclosed to you.

6. Compass Professional Services, LLC has designed and implemented effective internal controls in order to maintain its compliance with the exemptive provisions.

7. Compass Professional Services, LLC actively monitors its compliance with the exemptive provisions.

This report is to be filed with Compass Professional Services, LLC's annual audited financial statements, and is intended solely for the information and use of the SEC and its designated examining authorities in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

I, John W. Edwards, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: Chief Financial Officer

Date: February 21, 2018